April 9, 2008

Mr. Donald F. Delaney	VIA FAX AT (202) 772-9368
United States Securities and Exchange Commission	AND VIA EDGAR
Division of Corporate Finance
Mail Stop 7010
100 F Street, N. E.
Washington, D.C. 20549-7010
Phone: (202) 551-3863
Fax: (202) 772-9368

Re:	Siberian Energy Group Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Comment Letter Dated March 20, 20087
File No. 333-118902

Dear Mr. Delaney:

Siberian Energy Group Inc. (“we,” “us,” and the “Company”) has the following responses in connection with your letter dated March 20, 2008.

Form 10-KSB for the Fiscal Year Ended December 31. 2006 Executive Compensation, page 48:

1.           We have read your response to prior comment 1, regarding the discounting applied in valuing common shares issued in exchange for property and services, in which you explain how you valued the stock conveyed. As mentioned in our phone conversation on March 20, 2008, we have discussed your valuation methodologies, conclusion to discount and underlying reasons supporting your conclusion with our Division Chief Accountant's office. We do not find your arguments in favor of valuing assets acquired by issuing common stock based on a discount to the market price of the shares conveyed persuasive.

Accordingly, we continue to believe that you should adjust your financial statements.   Please provide us with a draft amendment reflecting the corrections to your accounting and your proposed expanded disclosure for each of the transactions entailing the issuance of common stock, other than pursuant to the exercise of options and warrants. If you have utilized similar discounting in valuing options and warrants, also correct those valuations and address the revisions in your disclosure.

RESPONSE:

In connection with your comment above, we have restated our December 31, 2006 annual financial statements and have attached a proposed draft of such financial statements, as Exhibit A, attached hereto.  The descriptions of the restated items are described in Footnote 13 to the attached financial statements.  Assuming that the Staff believes that our changes are acceptable, we plan to promptly file an amended Form 10-KSB for the period ended December 31, 2006, including the restated financial statements and the affects of such restatements.

If you have any additional questions or comments, please call Elena Pochapski, at (905) 764-3171.

Siberian Energy Group Inc.

/s/ David Zaikin
David Zaikin
Chief Executive Officer

/s/ Elena Pochapski Elena Pochapski Chief Financial Officer

Exhibit A

SIBERIAN ENERGY GROUP INC.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006
As Restated

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Siberian Energy Group Inc.

We have audited the accompanying consolidated balance sheets of Siberian Energy Group Inc. (a development stage company) as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended, and the cumulative period of Development Stage Activity – January 1, 2003 through December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Siberian Energy Group Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended and the cumulative period of Development Stage Activity – January 1, 2003 through December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 13 to the financial statements, these financial statements have been restated to remove the effect of  discounting the value of issued restricted common stock.

The accompanying financial statements have been prepared assuming that Siberian Energy Group Inc. will continue as a going concern.  As discussed in Note 11 to the financial statements, Siberian Energy Group Inc. has not earned significant revenue since inception of its current endeavor, and is considered to be in the development stage which raises substantial doubt about its ability to continue as a going concern.  Management’s plans relative to these matters are also described in Note 11 and throughout the financial statements.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lumsden & McCormick, LLP
Buffalo, New York
March 28, 2007, except for Note 13 as to which the date is March 21, 2008

SIBERIAN ENERGY GROUP INC. (A Development Stage Company)

Consolidated Balance Sheets
	Restated	Restated
December 31,	2006	2005

Assets
Current assets:
Cash	$1,435	$11,551
Management fee receivable	110,000	50,000
Prepaid expenses and other	5,272	270
	116,707	61,821

Investment in joint venture	-	-

Oil and gas properties, unproved	3,928,000	-

Property and equipment, net	2,565	1,539

	$4,047,272	$63,360

Liabilities and Stockholders' Equity
Current liabilities:
Demand loan from individual, interest at 6.5%	$-	$62,500
Accounts payable:
Related party - stockholders	362,166	328,376
Related party - Baltic Petroleum, interest at 14%	50,615	43,664
Others	535,961	145,230
Accrued payroll	1,300,088	304,341
	2,248,830	884,111

Stockholders' equity:
Common stock - authorized 100,000,000 shares, $.001 par value,
14,112,961 and 11,487,886 issued and outstanding	14,113	11,488
Additional paid-in capital	8,721,116	2,029,821
Accumulated deficit
Pre-development stage	(449,785)	(449,785)
Development stage	(6,482,557)	(2,409,769)
Accumulated other comprehensive income (loss)	(4,445)	(2,506)
	1,798,442	(820,751)

	$4,047,272	$63,360

See accompanying notes.

SIBERIAN ENERGY GROUP INC. (A Development Stage Company)
			Restated
Consolidated Statements of Operations			For the
			cumulative
			period of
			Development
			Stage Activity-
			January 1, 2003
			through
	Restated	Restated	December 31,
For the years ended December 31,	2006	2005	2006

Revenues and other income:
Management fees	$360,000	$75,000	$435,000
Gain from entrance into joint venture	-	364,479	364,479
Other	-	6,382	6,382
	360,000	445,861	805,861

Expenses:
Salaries	1,091,820	397,450	2,257,438
Professional and consulting fees	2,431,841	666,684	3,317,233
Rent and occupancy	39,698	80,531	176,243
Depreciation and amortization	337	28,334	102,717
Finance charges and interest	49,369	47,607	96,976
Other	819,723	378,941	1,337,811
Total expenses	4,432,788	1,599,547	7,288,418

Loss before income taxes	4,072,788	1,153,686	6,482,557

Provision for income taxes (benefit)	-	-	-

Net loss (development stage)	$4,072,788	$1,153,686	$6,482,557

Basic and diluted loss per common share	$(0.35)	$(0.12)	$(0.74)

Weighted average number of basic and diluted
common shares outstanding	11,749,699	9,935,900	8,723,439

See accompanying notes.

SIBERIAN ENERGY GROUP INC. (A Development Stage Company)

Consolidated Statements of Stockholders' Equity

For the cumulative period of Development Stage Activity - January 1, 2003 through December 31, 2006 (Restated)

	Common Stock				Accumulated
			Additional		Other
	Number of		Paid-In	Accumulated	Comprehensive		Comprehensive
	Shares	Par Value	Capital	Deficit	Income (Loss)	Total	Loss

Balance, January 1, 2003 (pre-development stage)	4,902,886	$4,903	$430,195	$(449,785)	$-	$(14,687)

Loss for the year - 2003	-	-	-	(422,516)	-	(422,516)	$(422,516)

Shares issued in acquisition (ZNG)	1,000,000	1,000	(1,000)	-	-	-

Balance, December 31, 2003	5,902,886	5,903	429,195	(872,301)	-	(437,203)

Loss for the year - 2004	-	-	-	(833,567)	-	(833,567)

Foreign currency translation adjustment	-	-	-	-	(53,120)	(53,120)	$(886,687)

Shares issued in acquisition (ZNG)	3,450,000	3,450	746,550	-	-	750,000

Shares issued for professional services	50,000	50	9,950	-	-	10,000

Other	-	-	34,426	-	-	34,426

Balance, December 31, 2004	9,402,886	9,403	1,220,121	(1,705,868)	(53,120)	(529,464)

Loss for the year - 2005	-	-	-	(1,153,686)	-	(1,153,686)

Foreign currency translation adjustment	-	-	-	-	50,614	50,614	$(1,103,072)

Shares issued for professional services	385,000	385	197,829	-	-	198,214

Shares issued for accrued salaries	1,700,000	1,700	301,871	-	-	303,571

Warrants granted for professional services	-	-	310,000	-	-	310,000

Balance, December 31, 2005 (Restated)	11,487,886	$11,488	$2,029,821	$(2,859,554)	$(2,506)	$(820,751)

Loss for the year - 2006	-	-	-	(4,072,788)	-	(4,072,788)

Foreign currency translation adjustment	-	-	-	-	(1,939)	(1,939)	$(4,074,727)

Shares issued for employee stock option plan and warrants	195,000	195	45,305	-	-	45,500

Shares issued for geological data	1,900,000	1,900	3,323,100	-	-	3,325,000

Shares issued for professional services	1,139,499	1,140	2,120,320	-	-	2,121,460

Warrants granted for professional services	-	-	1,201,960	-	-	1,201,960

Shares cancelled	(609,424)	(610)	610	-	-	-

Balance, December 31, 2006 (Restated)	14,112,961	$14,113	$8,721,116	$(6,932,342)	$(4,445)	$1,798,442

See accompanying notes.

SIBERIAN ENERGY GROUP INC. (A Development Stage Company)
			Restated
Consolidated Statements of Cash Flows			For the
			cumulative
			period of
			Development
			Stage Activity-
			January 1, 2003
			through
	Restated	Restated	December 31,
For the years ended December 31,	2006	2005	2006

Cash flows from operating activities:
Net loss (development stage)	$(4,072,788)	$(1,153,686)	$(6,482,557)
Depreciation and amortization	337	28,334	102,717
Common stock and warrants issued
for professional services and salaries	3,295,733	811,785	4,117,518
Gain from entrance into joint venture	-	(364,479)	(364,479)
Changes in other current assets and
current liabilities:
Prepaid expenses and other assets	(65,002)	(73,914)	(268,664)
Accounts payable and accrued expenses	789,406	861,776	3,887,855
Net cash flows from (for) operating activities	(52,314)	109,816	992,390

Cash flows from investing activities:
Expenditures for licenses and related	-	(348,137)	(528,961)
Expenditures for oil and gas properties	-	(36,532)	(770,750)
Expenditures for property and equipment	(1,363)	(1,710)	(4,231)
Cash received in acquisition	-	-	6
Cash received from entrance into joint venture	-	175,000	175,000
Net cash flows for investing activities	(1,363)	(211,379)	(1,128,936)

Cash flows from financing activities:
Net proceeds from demand loan	-	62,500	62,500
Common stock issued for employee stock option plan	45,500	-	45,500
Additional paid-in capital	-	-	34,426
Net cash flows from financing activities	45,500	62,500	142,426

Effect of exchange rates on cash	(1,939)	50,614	(4,445)

Net increase (decrease) in cash	(10,116)	11,551	1,435

Cash - beginning	11,551	-	-

Cash - ending	$1,435	$11,551	$1,435

See accompanying notes.			5

SIBERIAN ENERGY GROUP INC. (A Development Stage Company)

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies:

The Company and Description of Business:

Through October 14, 2005, Siberian Energy Group Inc. (the Company) operated through its wholly owned Russian subsidiary, Zaural Neftegaz (ZNG).  ZNG is engaged in the business of exploiting and developing certain oil and gas and other petroleum products licenses issued by the Russia’s Kurgan Provincial Government for the Eastern part of Kurgan Province.  ZNG has its principal place of business in Kurgan City, Kurgan Province, Russia, and is the sole and exclusive owner of the exploration licenses.

On October 14, 2005, the Company entered into a joint venture agreement with a third party, Baltic Petroleum Limited (Baltic).  The Company transferred 100% of its ownership interest in ZNG to the Joint Venture and transferred 50% of the Joint Venture interest to Baltic for $175,000 and the agreement by Baltic to provide future funding to the Joint Venture as detailed in a Joint Venture Shareholder’s Agreement.  Joint Venture will be engaged in the exploration for, development, production and sale of oil and gas assets in the Western Siberian region of the Russian Federation and the former Soviet Union.

Upon signing of the Joint Venture agreement, Baltic, ZNG and a financing company wholly owned by Baltic, entered into a deed of novation regarding a previous loan made to ZNG by Baltic and immediately thereafter the financing company entered into a loan agreement with ZNG for the purpose of funding of research activities in the Kurgan region.  Baltic released the Company from its obligations under a guarantee and security interest given by the Company to Baltic regarding an initial loan to ZNG.

As of December 31, 2006 the total amount of funds committed by Baltic to be provided through loan agreements in 2007 was $14,659,880.  Funds will be used for the current program of seismic studies and drilling of the first four (4) wells in ZNG’s license blocks, two of which are planned for 2007.  The loans will not be dilutive to the Company’s ownership in ZNG.  In connection with the funding provided by Baltic, ZNG entered into a gross override royalty agreement with Baltic.

Additional details surrounding the Company’s involvement in the Joint Venture follow:

•	During the arrangement, the Company receives a monthly management fee of $25,000 from ZNG ($55,000 effective November 2006);
•	Profits from the Joint Venture are allocated 50% to the Company only after all financing of ZNG are settled with Baltic and Baltic’s financing subsidiaries;
•
Although the Company and Baltic each own 50% of the Joint Venture’s shares and each appoint 50% of the Directors to the Joint Venture, Baltic always has an additional casting vote on Board of Director related issues;

•	The Company has essentially no liability to guarantee the debts of the Joint Venture;
•
The Company recognized a settlement gain of $364,479 as a result of the initial joint venture transaction.  This resulted primarily to adjust the Company’s negative investment to zero as of the agreement date.  All activity of ZNG before the agreement date is otherwise included in these financial statements.

Effective October 14, 2005, the Company’s investment in Joint Venture is recorded on the equity method of accounting.  Since cumulative losses of Joint Venture exceed the Company’s investment, the investment asset is carried at zero value as of and through December 31, 2006.  Loan financing balances outstanding of Joint Venture to Baltic and Baltic’s financing subsidiaries at December 31, 2006 totals approximately $11,975,000.  Activities of ZNG prior to October 14, 2005 are otherwise included in the consolidated accounts of the Company in the accompanying financial statements.

In June 2006, ZNG won auctions and was awarded three new oil and gas exploration and production licenses, bringing the total number of licenses to seven and the total area covered by the licenses to 1 million acres.  In connection with the license acquisitions, the Company issued 600,000 shares to a consulting company in consideration for its assistance in the application process as well as obtaining existing geological information (seismic, gravimetric) relevant to potential licensed areas.  The value of these shares totaled $1,310,000 and are included in professional and consulting fees in the accompanying consolidated statements of operations.

As part of a planned separate oil and gas venture, on December 31, 2006, the Company acquired oil and gas related geological information on the Karabashski zone of Khanty-Mansiysk Autonomous district (Tuymen region of the Russian Federation) from Key Brokerage, LLC (“Seller”), a Delaware limited liability company, for the following negotiated consideration consisting of restricted common shares and stock warrants:

Restricted common shares issued to Seller	1,900,000
Restricted common shares issued to an adviser
(value included in accounts payable at
December 31, 2006; shares issued in early 2007)	200,000
Total restricted common shares issued	2,100,000

Stock warrants issued to Seller September 14, 2006
for purchase option (see Note 8)	250,000

As a result of the purchase, a calculated acquisition value of $3,928,000 was assigned to the geological data assets that considered the approximate market value of the stock issued ($1.75) on the transaction date.   The total value of purchased assets consisted of $3,675,000 assigned to the shares issued and $253,000 assigned to stock warrants issued.  The valuation method of the stock warrants is described in Note 8 herein.  Additionally, to facilitate the transactions, management and the Seller considered the results of a good faith valuation of assets prepared by a Russian consultant, who attempted to determine an “arms length fair value” price of such assets.  However, management did not rely on this valuation, and assumes full responsibility for the value assigned in the acquisition.

In conjunction with the asset purchase, the Company was also assigned ownership of Kondaneftegaz, LLC (“Konda”), a Russian limited liability company wholly-owned by Seller.  Since Konda had essentially no assets or liabilities at the purchase date, had no previous operating history, and was transferred only to facilitate the Company’s potential future operations in Russia, no value was otherwise assigned to it in connection with the acquisition.

In 2007, the Company plans to participate in two or three auctions for development and production licenses for the parcels belonging to the existing oil deposits of Khanty-Mansiysk district.

On a moving forward basis, the Company anticipates further business expansion.   It is constantly evaluating new mineral resource assets, both explored and unexplored, as part of its growth strategy.

The Company was incorporated in the State of Nevada on August 13, 1997, and previously provided comprehensive outpatient rehabilitation services to patients suffering from work, sports and accident related injuries.  All activities related to the Company's previous business ventures were essentially discontinued prior to January 1, 2000.  Predecessor names of the Company since its inception include Trans Energy Group Inc., 17388 Corporation Inc., Talking Cards Inc., Oyster King Incorporated and Advanced Rehab Technology Corporation.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ZNG (through October 14, 2005), Siberian Energy Group (Canada) and Konda (effective December 31, 2006).  All intercompany transactions and balances have been eliminated.  After October 14, 2005, the Company’s investment in ZNG is accounted for on the equity method of accounting (see “the Company and Description of Business” above).  Accordingly, the assets, liabilities and equity are no longer presented on the Company’s balance sheet.

Foreign Currency Translation:

The Russian subsidiaries ZNG and Konda use the Ruble as their functional currency; Siberian Energy Group (Canada) uses the Canadian dollar as its functional currency.  The books and records of ZNG, Konda and Siberian Energy Group (Canada) are kept in their functional currencies.  The Company translates to U.S. dollars the assets and liabilities of ZNG, Konda, and Siberian Energy Group (Canada) at the year-end exchange rates; income statement amounts are converted at the average rates of exchange for the year.  Translation gains and losses are included within other comprehensive income (loss).

Cash:

Cash in financial institutions may exceed insured limits at various times throughout the year, and subject the Company to concentrations of credit risk.

Oil and Gas Properties:

The Company follows the full cost method of accounting for oil and gas properties.  Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including directly related overhead costs, are capitalized.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, will be amortized on the unit-of-production method using estimates of proved reserves.  Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs.  When applicable, if the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In addition, the capitalized costs are subject to a “ceiling test,” which basically limits such costs to the aggregate of the “estimated present value,” discounted at a 10-percent interest rate of future net revenues from proved reserves, based on current economic and operating conditions, plus the lower of cost or fair market value of unproved properties.

Sales of proved and unproved properties are accounted for as adjustments of capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between capitalized costs and proved reserves of oil and gas, in which case the gain or loss is recognized in income.  Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

At December 31, 2006, the only oil and gas properties the Company has are the capitalized geological data assets acquired on December 31, 2006, totaling $3,928,000, which assets are more fully described herein under the caption “The Company and Description of Business.” Because proved reserves associated with these assets have not yet been determined, they are considered unproved properties not yet subject to amortization.  As a result of the Joint Venture, also described earlier, all oil and gas properties associated with ZNG are otherwise the responsibility of the Joint Venture effective October 14, 2005.

Licenses:

Costs incurred during 2003 to register and formalize ZNG’s exploration licenses with the Russian Ministry of Natural Resources were amortized over the terms of the licenses.  Amortization expense for 2005 and 2004 was $27,124 and $36,160.   All license assets became the responsibility of the Joint Venture effective October 14, 2005.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation.  Depreciation is provided using the straight-line method.

Long-Lived Assets:

Long lived assets to be held and used or disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  When required, impairment losses on assets to be held and used or disposed of other than by sale are recognized based on the fair value of the asset.  Long-lived assets to be disposed of by sale are reported at the lower of its carrying amount or fair value less cost to sell.

Income Taxes:

The provision for income taxes is based on pretax financial accounting income.  There are no significant differences between financial and tax accounting that would otherwise give rise to deferred income taxes on the accompanying financial statements.  The Company, however, recognizes future tax benefits of net operating loss carryforwards to the extent that realization of such benefits is more likely than not.

2.  Investment in Joint Venture:

Following is a summary of the Joint Venture’s unaudited financial position at December 31, 2006 and 2005 and results of development stage activity during the period October 14, 2005 (date of Joint Venture inception) through December 31, 2005  and for the year ended December 31, 2006 ($000’s omitted):

	2006	2005
Current assts	$113	$508
Intangibles and
other noncurrent assets	5,421	2,901
	$5,534	$3,409

Current liabilities	$729	$1,203
Long-term debt and other
noncurrent liabilities	12,468	2,448
	$13,197	3,651

Stockholders' equity (deficit)	(7,663)	(242)
	$5,534	$3,409

Revenues	$-	$-

Net loss (development stage)	$(7,421)	$(1,065)

The Company’s investment asset will begin to exceed zero once the Joint Venture has cumulative earnings sufficient to repay all loans to Baltic and Baltic’s financing subsidiaries, as agreed.

There is no market for the common stock of the Joint Venture and accordingly, no quoted market price is available.

3.  Income Taxes:

At December 31, 2006, the Company effectively has U.S. tax net operating loss carryforwards totaling approximately $5,200,000.  These carryforwards may be used to offset future taxable income, and expire in varying amounts through 2026.  No tax benefit has been reported in the financial statements, however, because the Company believes there is at least a 50% chance that the carryforwards will expire unused.  Accordingly, the $1,040,000 estimated cumulative tax benefit of the loss carryforwards have been offset by a valuation allowance of the same amount.

4.  Leases:

Office rent expense for the years ended December 31, 2006 and 2005 was $39,698 and $80,531.  There currently are no long-term lease arrangements that the Company is committed to, however, it may negotiate with selected landlord prospects for space commitments.

5.  Related Party Transactions:

During the development stage period from January 1, 2003 through December 31, 2006, a variety of expenses were paid for by organizing stockholders.  As a result, amounts totaling $362,166 and $328,376 are payable to stockholders from the Company as of December 31, 2006 and 2005.

6.  Employment Contracts:

The Company has entered into employment contracts with certain senior management employees through 2008 that provide for minimum annual salary, adjusted for capital levels raised by the Company.  If terminated without cause, an employee is paid, as severance, the greater of twelve months salary or one-half the remaining amount owed under the contract.  At December 31, 2006, the minimum total future additional commitment due is approximately $255,000.

At December 31, 2006, accrued and unpaid salaries for all employees totaled $1,300,088 of which $957,900 was paid after December 31, 2006 to employees and directors through issue of the Company’s restricted common stock.  The remaining $342,188 is expected to be paid when sufficient cash flows are generated by the Company or by issue of restricted stock of the Company.

7.  Stock Option Plan:

In 2003, the Company granted stock options under a plan for the benefit of employees and directors of the Company.  All granted stock options are for acquisition of restricted shares, which means there are substantial restrictions on the transferability and sale of such shares.  Pursuant to plan terms and related employment agreements, shares of common stock granted vest as follows:

	Shares Reserved
Vest	December 31,	December 31,	Exercise
Year	2006	2005	Price
2003	200,000	200,000	$0.14
2004	468,000	468,000	$0.20
2004	75,000	75,000	$0.32
2005	468,000	468,000	$0.60
2006	468,000	468,000	$0.60
2007	468,000	468,000	110% of the average
			closing stock price
			for the three months
			prior to grant date

The options generally expire four years from the date of vesting.

The following summarizes stock option activity:

	Number	Exercise
	of Shares	Price
Outstanding and exercisable at
January 1, 2003	-	$-

Vested - 2003	300,000	0.14

Outstanding and exercisable at
December 31, 2003	300,000

Vested - 2004	518,000	0.20
Vested - 2004	75,000	0.32
Expired - 2004	(100,000)	0.14
Expired - 2004	(50,000)	0.20

Outstanding and exercisable at
December 31, 2004	743,000

Vested - 2005	468,000	0.60

Outstanding and exercisable at
December 31, 2005	1,211,000

Vested - 2006	468,000	0.60

Exercised - 2006	(152,500)

Outstanding and exercisable
at December 31, 2006	1,526,500

The following table summarizes information about stock options outstanding and exercisable:

December 31, 2006
		Weighted Average
Exercise	Number of	Remaining Years of
Price	Options	Contractual Life
$0.14	100,000	1
0.20	468,000	2
0.32	75,000	2
0.60	415,500	3
0.60	468,000	4
	1,526,500

December 31, 2005
		Weighted Average
Exercise	Number of	Remaining Years of
Price	Options	Contractual Life
$0.14	200,000	2
0.20	468,000	3
0.32	75,000	3
0.60	468,000	4
	1,211,000

The Company recognizes compensation based on the fair value method prescribed by Financial Accounting Standards Board Statement No. 123R, “Accounting for Stock Based Compensation.”  No compensation expense has been recognized through December 31, 2006 because management had determined the initial fair value of its stock options granted were minimal in light of the startup nature of the organization.

8.  Stock Warrants:

In 2005 and 2006, the Company granted warrants to purchase restricted common shares to certain consultants and non-employees for services rendered to the Company as follows:

2006
			Original
Grant	Number of	Exercise	Exercise
Date	Shares	Price	Term
March 31, 2006	800,000	$1.05	4 years
April 1, 2006	400,000	1.05	4 years
March 31, 2006	17,561	0.67	3 years
June 30, 2006	20,412	2.02	3 years
September 14, 2006	250,000	2.20	4 years
September 30, 2006	20,952	1.53	3 years
December 31, 2006	38,648	1.44	3 years
December 31, 2006	100,000	0.60	4 years
	1,647,573

2005
			Original
Grant	Number of	Exercise	Exercise
Date	Shares	Price	Term
April 1, 2005	* 100,000	$0.30	2 years
September 13, 2005	15,000	0.30	3 years
December 22, 2005	100,000	1.00	3 years
December 22, 2005	300,000	1.00	3 years
December 22, 2005	150,000	2.00	3 years
December 22, 2005	150,000	2.50	3 years
December 31, 2005	50,068	0.63	3 years
December 31, 2005	100,000	0.60	4 years
	965,068

*  50,000 of these warrants were exercised May 2006.

The fair values of each warrant granted is estimated on the grant date using the Black-Scholes option valuation model.  The following general assumptions were made in estimating fair value:

	2006	2005
Dividend yield	0%	0%
Risk free interest rate	2.88% - 4.90%	3.17% - 4.38%
Expected volatility	97% - 131%	48.13% - 70.12%

Amounts charged to expense in 2006 and 2005 totaled $1,201,960 and $310,000.

9.  Fair Value of Financial Instruments:

The carrying values of cash, accounts payable, accrued expenses and demand loan approximates fair value due to their short-term maturity.

10.  Loss Per Common Share:

Basic and diluted loss per common share is computed using the weighted average number of common shares outstanding during the period.  Shares issuable for common stock options and warrants may have had a dilutive effect on earnings per share had the Company generated income during the periods through December 31, 2006.

11.  Going Concern:

These financial statements have been prepared assuming the Company will continue as a gong concern, however, since inception of its current endeavor in 2003, it has not earned substantial revenues and is considered to be in the development stage, which raises substantial doubt about its ability to continue as a going concern.

Management is of the opinion that its current and proposed oil and gas ventures will successfully generate allocable profits to the Company in the near term.

For the cumulative period ended December 31, 2006, the Company has obtained cash financing from organizing stockholders and employees in the form of loans, advances, and deferred salaries.  However, there can be no certainty as to availability of continued financing in the future.  Failure to obtain sufficient financing may require the Company to reduce its operating activities.  A failure to continue as a going concern would then require stated amounts of assets and liabilities be reflected on a liquidation basis which could differ form the going concern basis.

12.  Cash Flows Information:

Net cash flows from operating activities includes cash payments for interest and income taxes as follows:

	2006	2005
Interest paid	$-	$-

Income taxes paid	$-	$-

Noncash investing and financing activities excluded from the 2006 statement of cash flows includes:

2006
Demand loan payable settled through the
issuance of common stock and warrants	$62,500

Geological data acquired through the
issuance of common stock and warrants	$3,928,000

13.  Restatement of Financial Statements:

Subsequent to the issuance of the Company’s 2006 and 2005 consolidated financial statements, it was determined that the Company improperly discounted by 30% the value of restricted common stock and common stock warrants issued for professional services, accrued salaries, and the acquisition of geological data.  The discount factor has been removed, and the accompanying financial statements have been restated based on 100% of market prices as follows:

	As previously		Impact of
2006	reported	Restated	Restatement
Shares issued for geological data (asset)	$2,237,000	$3,325,000	$1,088,000
Shares issued for professional services (expense)	1,686,491	2,121,460	708,269
Warrants granted for professional services (expense)	841,177	1,201,960	284,183

	As previously		Impact of
2005	reported	Restated	Restatement
Shares issued for professional services (expense)	$138,750	$198,214	$87,464
Shares issued for accrued salaries (expense)	212,500	303,571	91,071
Warrants granted for professional services (expense)	217,000	310,000	93,000

The following table sets forth the effects of the Restatement on the Consolidated Statements of Operations for the years ended December 31, 2006 and 2005.

	As previously		Impact of
	reported	Restated	Restatement
2006
Net loss	$3,080,336	$4,072,788	$992,452
Basic and diluted earnings per share	(.26)	(.35)	(.09)

2005
Net loss	$882,151	$1,153,686	$271,535
Basic and diluted earnings per share	(.09)	(.12)	(.03)

The following sets forth the effects of the Restatement on the Consolidated Balance Sheets for December 31, 2006 and 2005:

	As previously
2006	reported	Adjustment	Restated
Total liabilities	$1,884,130	$364,700	$2,248,830
Additional paid in capital	6,593,829	2,127,287	8,721,116
Accumulated deficit - development stage	(5,218,570)	(1,263,987)	(6,482,557)
Net stockholders' equity	935,142	863,300	1,798,442

	As previously
2005	reported	Adjustment	Restated
Total liabilities	$856,111	$28,000	$884,111
Additional paid in capital	1,786,286	243,535	2,029,821
Accumulated deficit - development stage	(2,138,234)	(271,535)	(2,409,769)
Net stockholders' equity	(792,751)	(28,000)	(820,751)